Exhibit 12.1

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(dollars in millions)

	Year ended December 31,
	2010	2009	2008	2007	2006

Pre-tax income from continuing operations before adjustment for noncontrolling interests/minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges*	$259.0	$292.5	$323.7	$291.8	$324.0

Fixed charges:
Interest expensed and capitalized	186.1	132.9	142.8	158.5	163.1
Appropriate portion of rentals	5.4	6.4	6.9	7.0	7.6

Total fixed charges	191.5	139.3	149.7	165.5	170.7

Pre-tax income required to pay preferred dividends	24.7	17.9	17.9	18.5	18.6

Total combined fixed charges and preferred dividends	$216.2	$157.2	$167.6	$184.0	$189.3

Ratio of earnings to fixed charges	1.4	2.1	2.2	1.8	1.9

Ratio of earnings to combined fixed charges and preferred dividends	1.2	1.9	1.9	1.6	1.7

*	Earnings used in computing the ratio of earnings to combined fixed charges and preferred dividends consists of income from continuing operations before income taxes, adjustment for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.